Exhibit 1

Trian's Responses to Disney's ClaimsMarch 2024AT THE WALT DISNEY COMPANYThis presentation is not in any way affiliated with, or approved, produced, endorsed or sponsored by or licensed from, The Walt Disney Company or any other companies referred to herein.© 2024 Trian Fund Management, L.P. All rights reserved.BLUEVOTE USING THEPROXY CARD

Disney's Claim[1]	Trian's Response
Disney's Performance and Transformation	
"In Q1 FY24 we delivered GAAP and Non-GAAP Diluted EPS growth of 49% and 23%, respectively..." (Page 4)	• In its 67-page presentation, Disney cites just this one quarter of EPS growth. • Perhaps that's because Disney's Non-GAAP EPS declined year-over-year in 13 of the previous 20 quarters, including each of the five quarters *prior* to the pandemic.[2]
"[We] have guided to Non-GAAP Diluted EPS growth of at least 20% for FY24" (Page 4)	• While this is a step in the right direction, Disney's EPS guidance of $4.60 per share for FY 2024 is still 35% lower than FY 2018 Non-GAAP EPS.[3] • Disney's FY 2024 EPS guide represents a 10-year CAGR of just 0.6%.[4] • In fact, Disney's FY 2024 EPS guide is lower than Disney's Non-GAAP EPS *nine* years ago in FY 2015.[5]

[1] Note: Page numbers (in parentheses) refer to Disney's 03/11/24 Investor Presentation unless specified otherwise.
[2] Source: SEC filings, FactSet. Based on Disney's reported quarterly Non-GAAP EPS from the beginning of FY 2019 through the end of FY 2023.
[3] Source: SEC filings. Based on Disney's FY 2024 EPS guidance and reported Non-GAAP EPS of $7.08 in FY 2018.
[4] Source: SEC filings. Based on Disney's FY 2024 EPS guidance and reported Non-GAAP EPS of $4.32 in FY 2014.
[5] Source: SEC filings. Based on Disney's FY 2024 EPS guidance and reported Non-GAAP EPS of $5.15 in FY 2015.

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Disney's Claim[1]	Trian's Response
Disney's Performance and Transformation	
"Trending to exceed FY24 FCF guidance of ~$8bn (>60% YoY increase), which is approaching levels we last achieved pre-pandemic" (Page 7) *"[W]e are trending to exceed our FY24 free cash flow guidance of ~$8bn, a >60% year over year increase that approaches levels we last achieved pre-pandemic" (Page 25)*	• Disney's FY 2024 free cash flow target is still below peak free cash flow in FY 2018 of $9.8 billion, after which, under the oversight of the Board and management team, Disney implemented a strategy that resulted in a ~90% decline in free cash flow in FY 2019 and successive annual declines of ~45% in free cash flow in each of FY 2021 and 2022.[6] • While Disney is now reversing many of those strategic decisions, it seems it will take Disney a few more years to surpass its previous high watermark for free cash flow, with the consensus FY 2026 FCF estimate currently at $10.3 billion.[7] • We believe Nelson and Jay can help to increase operational focus and financial discipline to help ensure there is follow-through on achieving this target and growing free cash flow going forward.

[6] Source: SEC filings, FactSet.
[7] Source: SEC filings, FactSet as of 03/15/24.

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Disney's Claim[1]	Trian's Response
Disney's Performance and Transformation	
"Disney is successfully delivering transformational change in a rapidly changing marketplace." *[Disney lists all the problems at the Company that needed addressing as of November 2022] (Page 27)*	• Several of these problems that existed in November 2022 were seemingly self-inflicted (e.g., "misaligned accountability structures," "elevated spend to support prior media org structure," "[streaming] operating loss," "high volume of content," "ongoing [ESPN] churn"). • 9 of Disney's 12 directors standing for election at the 2024 Annual Meeting – including Mr. Froman and Ms. Lagomasino – were on the Board in November 2022. While Disney appears to be laying blame at the feet of Bob Chapek, we believe the incumbent directors bear responsibility for a failed CEO transition and overseeing poor execution and business strategy for more than two and a half years. • We question whether Disney would have taken these actions, or moved as quickly, without our engagement, and whether the Company will fall back to its complacent ways if Trian's nominees are not elected to the Board. • Despite Disney's recent claim that the Company has "turned the corner,"[8] Disney's stock price is at the same level today as it was in 2015 and February 2023, when the Company announced that it had embarked on a "significant transformation."[9] Wall Street estimates for Disney's FY 2024 and 2025 Non-GAAP EPS have *declined* by 14% and 17%, respectively, since the end of February 2023.[10] • We believe there are ongoing, unresolved issues that our nominees can help address working constructively with other directors from inside the boardroom, while also ensuring there is follow-through on these and other key initiatives.

[8] Source: Disney Earnings Call Transcript, 02/07/24.
[9] Source: Disney Press Release, 02/08/23.
[10] Source: FactSet. Disney's stock price comparison dates are 02/08/23 (the day before Disney's Q1 2023 earnings release, in which it announced the start of a "significant transformation") and 03/15/24. Consensus estimates for FY 2024 and 2025 Non-GAAP EPS have declined 14% and 17%, respectively, since 02/28/23 as of 03/15/24.

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Disney's Claim[1]	Trian's Response
Disney's Performance and Transformation	
"Starting in 2015-2016, our Board has been overseeing a carefully planned, long-term strategy to adapt to sector disruption and position Disney for future value creation." (Rebuttal Deck, Page 4)	• Disney has underperformed its peers and the market since the beginning of 2015, the beginning of 2016, the announcement of the BAMTech acquisition, the announcement and closing of the Fox acquisition, the launch of Disney+, the announcement of the Company's alleged "significant transformation" in February 2023, and just about any other relevant starting point.[11] • So, this transformation does not appear to be working. • In all events, Disney has had nearly ten years to adapt to this new paradigm. And yet, earnings per share, free cash flow and segment operating income are substantially lower than they were in FY 2018.[12]

[11] Source: FactSet as of 03/15/24. Based on Disney's total shareholder returns relative to those of its self-selected "Media Industry Peers," as defined in the Disney Proxy Statement, and relative to the S&P 500. All measurement periods end on 03/15/24 and begin on the following dates: 12/31/14; 12/31/15; 08/08/16 (the day before Disney announced the acquisition of a 33% stake in BAMTech); 08/07/17 (the day before Disney announced the acquisition of an additional 42% stake in BAMTech, resulting in majority ownership of 75%); 12/13/17 (the day before Disney announced the acquisition of 21st Century Fox); 03/19/19 (the day before the closing of the 21st Century Fox acquisition); 11/11/2019 (day before the launch of Disney+); 02/08/23 (the day before Disney's Q1 2023 earnings release, in which it announced the start of a "significant transformation"). The S&P 500 is highlighted here only as a widely recognized index, however, for various reasons the performance of the index and that of the securities mentioned above may not be comparable. One cannot invest directly in an index.
[12] Source: SEC filings.

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Disney's Claim[1]	Trian's Response
Disney's Performance and Transformation	
"Enduring franchises highlight our powerful and unique monetization capabilities... Return on Investment: 9.9x [for the Frozen franchise]; 5.5x [for the Toy Story franchise]; 3.3x [for the Avengers franchise]; 2.9x [for the Star Wars franchise]" (Page 9) *"[Experiences] FY23 ROIC was nearly 2.5x our cost of capital..." (Page 22)*	• Disney's FY2023 ROIC was 5.7%, which is well below the Company's cost of capital and less than half of Disney's reported ROIC in FY 2018.[13] • In an apparent effort to avoid this unfavorable comparison, Disney focuses only on "return on investment" for selected film franchises (calculated differently) and ROIC for Parks and Experiences. • The film franchise "return on investment" calculation uses a unique definition that is a portion of revenue divided by a portion of costs and is not equivalent to the ROIC it uses in discussing its Experiences nor the definition of ROIC in its compensation plans.[14] Among other things, this film franchise math seemingly excludes the costs of acquiring the intellectual property in the first place.

[13] Source: SEC filings, FactSet. Based on an estimated cost of capital of 9%.
[14] Source: Disney Proxy Statement at page 43.

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6 Disney's Claim1 Trian's Response Cost Savings "On pace to exceed $7.5bn annual cost savings target, up $2bn from original Q2 FY23 target" (Page 4) "Expecting to achieve at least $7.5bn of annual cost savings by the end of FY24, exceeding the $5.5bn target announced in February 2023" (Page 7) ? Disney's purported cost savings do not appear to be hitting the Company's bottom line. ? Wall Street analysts don't appear to have con?dence in the full quantum of the targeted cost savings. If they did, we believe Disney's Non-GAAP EPS would be closer to $9.00 per share, based on where consensus estimates were before the cost savings were announced; however, Disney is guiding to about half that in FY 2024 ($4.60 per share).15 ? What's more, consensus estimates for Disney's FY 2025 EPS have actually declined since Disney announced these cost savings more than a year ago, indicating to us that there is little con?dence that they will be fully realized or sustained.16 "We are targeting a $4.5bn reduction of annualized entertainment cash content spend" (Page 11) ? The majority of the so-called cost savings appear to simply be cost avoidance, not cost reduction. ? We question whether slashing content spend by this much while raising prices for subscribers is the right strategy, or whether it runs the risk of impairing growth and user engagement in Disney's direct-to-consumer business. ? We want to be sure that Disney is cutting the right costs ? the unnecessary corporate bloat and unproductive expenses that will result in a leaner, more efficient business. ? Based on our experiences at several other companies, we suspect there are additional layers of overhead, bloat, and excess spending that can be cut and that should fall to bottom line without impairing Disney's growth prospects. 15 Source: SEC ?lings, FactSet. Based on Disney's target of $7.5 billion of annual cost savings by the end of FY 2024, which equates to approximately $3.00 in earnings per share based on an assumed tax rate of 25% and the number of Disney's outstanding shares. Consensus estimates for Disney's FY 2024 and FY 2025 Non-GAAP EPS were $5.29 and $6.34 per share, respectively, on 02/08/23 (the day before Disney announced the cost savings plan). 16 Source: FactSet as of 03/15/24. The consensus estimate for Disney's FY 2025 Non-GAAP EPS has fallen 14%, from $6.39 per share prior to the announcement of the cost savings plan to $5.47 per share today.

7 Disney's Claim1 Trian's Response Cost Savings "Within three months of Iger's return, we announced a $5.5bn cost reduction program focused on SG&A, other operating expenses, and content spend (excluding sports)" (Page 24) "We now expect to reduce costs by at least ~$7.5bn by the end of FY24" (Page 24) ? Mr. Iger was only "gone" for eleven months. How did Disney get to a point where it has $7.5 billion in costs to cut in the ?rst place? ? In our view, this demonstrates the Board's poor oversight of operational performance and execution and is a major indictment of both the Board and management team. ? We question whether Disney would have taken these actions had Trian not been publicly pressing the Company to improve operational efficiency and execution.

Disney's Claim[1]	Trian's Response
	Creative / Studio
"Our creative engine is rejuvenated and thriving" (Page 3) *"#1 in global box office 7 of the last 8 years" (Page 12)*	• Disney lost its top position at the global box office in 2023 and lost its historical leadership position in animation, both to Universal.[17] • When was Disney's last $1 billion movie? Disney released seven movies in 2019 that generated $1 billion in global box office receipts – but it had zero $1 billion movies in 2023.[18] • Disney's "Content Sales / Licensing and Other" segment, which encompasses Disney's studios, posted an operating loss of $224 million last quarter and a loss of $179 million in FY 2023.[19]
"Reinvigorating creativity in our film studios by restoring decision-making to creative leaders; increasing ROI by prioritizing quality over output" (Page 4) *"Intensely focusing on strengthening the creative output of our film studio, reducing overall slate volume and driving improved returns on spend" (Page 7)*	• The percentage of Disney films that are sequels, prequels, spin-offs or remakes has dramatically increased, suggesting that Disney's creative engine is sputtering. • That percentage increased from 13% of films in 2012-14 to 50% in 2021-23; we expect that percentage will increase to 67% in 2025 based on Disney's announced film slate.[20]

[17] Source: Comscore, IMDB, CNBC, Deadline, Variety, The Hollywood Reporter.
[18] Source: Comscore, IMDB, CNBC, Deadline, Variety, The Hollywood Reporter.
[19] Source: SEC filings, FactSet.
[20] Source: Trian analysis based on D23.com historical film information. Note: Excludes films from Touchstone/DreamWorks, Touchstone, Miramax, Hollywood Studios, Disneynature, Disney India, and Concerts, Documentaries, Plays.

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Disney's Claim[1]	Trian's Response
Streaming	
"Line of sight to streaming profitability beginning in Q4 FY24 with opportunities for subscriber and ARPU growth and margin expansion ahead" (Page 4) *"Significantly reduced entertainment DTC operating losses ... $928mm full year reduction from FY22 and $846mm from prior year Q1" (Page 7)* *"Reiterated intent to achieve profitability in streaming by the end of FY24 ..." (Page 7)*	• To put Disney's path to streaming profitability in context, Disney has incurred $14 billion in streaming operating losses since 2018.[21] • In total, Disney has invested $80 billion in streaming, if you add the $57 billion net acquisition value of Fox and the $9 billion buyout of NBCUniversal's stake in Hulu to those operating losses. • The Company has set a target of "double-digit" margins for the business, which implies approximately $2 to $3 billion of EBITDA.[22] At that pace, it seems like it could be decades before Disney earns a good return on this $80 billion investment. • Disney has been reluctant to provide investors with any detail on specific margin targets or the timing to achieve them; the Company committed to a "double-digit" target only after Trian highlighted Disney's slow pace towards streaming profitability and encouraged the Company to be more ambitious.
"Netflix reached profitability in 2016 – ten years after launch" (Page 18) *"Netflix had a 21% operating income margin in 2023, seven years after reaching profitability and seventeen years after launch" (Page 18)*	• Netflix's streaming business actually reached profitability two years earlier, in 2014, eight years after launch (based on total reported streaming operating income, less the streaming business' allocated proportion of "other operating expenses").[23] • Disney achieved scale much quicker than Netflix and had an opportunity to learn from Netflix's experience. Shouldn't that also translate to a quicker path to meaningful profitability?

[21] Source: SEC filings, FactSet.
[22] Source: SEC filings, FactSet.
[23] Source: SEC filings, FactSet.

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Disney's Claim[1]	Trian's Response
Streaming	
"Netflix is nearly 13 years further along than Disney on its DTC journey" (Page 18) *"Netflix and Disney DTC launched at different times with unique strategies and investment requirements, resulting in different financial profiles reflecting their respective circumstances" (Page 19)*	• While Netflix had a first-mover advantage, Disney had the benefit of achieving scale much faster than Netflix. • Disney touts that Disney+ had 10 million sign-ups on the first day, 60 million subscribers after eight months, and 100 million in less than a year and a half.[24] It took Netflix *eleven years* to get to 100 million subscribers,[25] but it was profitable three years earlier.[26] • In 2019, when Netflix had roughly the same revenue scale as Disney's DTC business today, Netflix earned an operating profit margin of 13%, 2200 bps higher than Disney's DTC losing margin of -9% in CY23.[27] • When compared to Netflix at that same time, Disney's DTC cost structure appears inefficient in terms of cost of revenue, technology and other operating expenses and SG&A.[28] • Typically, scale and profitability go hand in hand; yet, in the case of Disney's streaming business, other issues are seemingly holding it back, many of which we believe Disney should be able to address quicker than it is. • Disney ignores the fact that Hulu, which Disney assumed full operating control of in 2019, has operated a streaming service since 2008 and provided Disney with many capabilities and institutional knowledge on building a leading streaming business.

[24] Source: Disney 03/11/24 Investor Presentation at page 14.
[25] Source: SEC filings. Netflix surpassed 100 million subscribers in 2017.
[26] Source: SEC filings, FactSet. Netflix first earned an annual profit in streaming in 2014 based on total reported streaming operating income, less the streaming business' allocated proportion of "other operating expenses".
[27] Source: SEC filings, FactSet.
[28] Source: Trian White Paper, filed with the SEC on 03/04/24 (the "Trian White Paper") at page 42

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Disney's Claim[1]	Trian's Response
Streaming	
"Disney has built leading, scaled global streaming platforms in just four years, differentiated by difficult-to-replicate content" (Page 16) *"6 of 10 most-streamed movies across all streaming platforms in the US in 2023" (Page 12)*	• For all its content, distribution and scale advantages, Disney has yet to generate a profit in streaming, lost subscribers in the most recent quarter, and is unwilling to commit to a timeline for achieving "double-digit" profitability.
"Announced sports streaming service with Fox and Warner Bros. Discovery (Fall 2024 target launch) and plan to launch ESPN flagship in Fall 2025" (Page 7)	• It seems the announcement of the "skinny sports bundle" joint venture was premature, before Disney and its partners had fully vetted the idea with the sports leagues or even drafted final agreements. • We believe jumping the gun on this announcement reduced Disney's negotiating leverage and seemingly created confusion among investors, consumers and key partners like the NFL and NBA. • Since the announcement, Disney has not provided investors with even the basics of a business plan for this venture. • We learned from Fox that the joint sports streaming service is targeting only 5 million subscribers within five years from launch,[29] which isn't likely to move the needle or be a long-term solution for ESPN, one of Disney's most valuable assets. • It also appears that this product will accelerate the decline of ESPN linear and potentially cannibalize Disney's other DTC sports offerings (e.g., Hulu Live).

[29] Source: Fox Corp. CEO Lachlan Murdoch speaking at the Morgan Stanley Technology, Media and Telecom conference on 03/04/24.

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Disney's Claim[1]	Trian's Response
TSR / Stock Price Performance	
"The most relevant peers to evaluate Disney's business challenges, progress, and TSR are 'pure-play' legacy media companies managing the generational disruption across Pay TV and theatrical" (Page 15) *"Warner Bros. Discovery and Paramount are the most relevant performance peers from a comparable business perspective" (Page 15)*	• Disney ignores 7 of 9 companies in its self-selected "Media Industry Peer Group," including arguably its biggest competitor in streaming – Netflix.[30] • This is the same peer group that Disney uses to help evaluate compensation levels for its NEOs. So, Disney's claim that this peer group is only appropriate for purposes of comparing compensation is, in our view, disingenuous. • Disney selectively and conveniently compares itself to the two worst-performing companies (by far) in the Media Industry Peer Group for all periods presented.[31] • We also believe investors should compare Disney's stock performance to Travel & Leisure companies because Disney's Experiences segment now represents 70% of Disney's segment operating income.[32]
"The correct way to understand whether or not investors made money is to look at a current stock price, not from five months ago" (Rebuttal Deck, Page 16)	• Measured through March 15, 2024, Disney has underperformed its peers and the broader market over one year, three years and five years; since the announcement and closing of the Fox acquisition; since the announcement of the BAMTech acquisition; and since the launch of Disney+.[33]

[30] "Media Industry Peers" consist of Alphabet, Amazon, Apple, Comcast, Meta, Netflix, Paramount, and Warner Bros. Discovery, as defined in the Disney Proxy Statement.
[31] Source: FactSet. Based on total shareholder return for periods ending 03/15/24.
[32] Source: SEC filings, FactSet.
[33] FactSet. Note: Disney relative performance measures TSR through 03/12/24 defined as the total return an investor would have received if they purchased one share of stock on the first day of the measured period, inclusive of share price appreciation and dividends paid. "Peers" represents the simple average of "Media Industry Peers" as defined in the Disney Proxy Statement and consists of Alphabet, Amazon, Apple, Comcast, Meta, Netflix, Paramount, and Warner Bros. Discovery. "Broader market" represents the S&P 500 which we highlight here only as a widely recognized index, however, for various reasons the performance of the index and that of the securities mentioned above may not be comparable. One cannot invest directly in an index.

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Disney's Claim[1]	Trian's Response
TSR / Stock Price Performance	
"Bob Iger has delivered strong returns for Disney shareholders throughout his tenure as CEO." (Page 51)	• This campaign is not about Mr. Iger. Trian is not challenging Mr. Iger's reelection to the Board or seeking to remove him as CEO. • Disney underperformed the median of its peers during Mr. Iger's first tenure as CEO and has continued to underperform its peers and the S&P 500 during his second tenure as CEO.[34]
"Buying Disney stock over the last 10 years has been a winning proposition... During the ten years leading up to 02/29/24, there have been 2,519 trading days; if a Disney shareholder bought stock on ~7 out of 10 days, their shares would be worth more than they paid" (Rebuttal Deck,[35] Page 6)	• We believe the recent uptick in Disney's stock price is due to the pressure we have brought to bear on Disney over the last several months. Measuring through February 29 gives Disney and its Board the benefit of the recent stock move, which we believe has largely been in reaction to our campaign and to actions taken by Disney in response to our engagement. • It is important to recognize that Disney's chart does not show outperformance. The Company has underperformed its peers and the broader market over one, two, three, four, five, six, seven, eight, nine and ten years; during the tenures of each of its incumbent directors;[36] since the announcement of the BAMTech acquisition; since the announcement and closing of the Fox deal; since the launch of Disney+; since the announcement of a "significant transformation" in February 2023; and during nearly any other logical and relevant time period.[37]

[34] Source: FactSet. Peers refer to Disney's self-selected "Media Industry Peers," as defined in the Disney Proxy Statement. Measurement periods are 02/24/20 through 9/30/15 for Mr. Iger's first tenure and 11/20/22 through 03/15/24 for his second tenure.
[35] Refers to Disney's Investor Presentation, "Correcting Trian's Fiction With Facts," filed with the SEC on 03/13/24.
[36] Excluding the two directors who joined the Board in 2024.
[37] Source: FactSet as of 03/15/24. Based on Disney's total shareholder returns relative to those of its self-selected "Media Industry Peers," as defined in the Disney Proxy Statement, and relative to the S&P 500. All measurement periods end on 03/15/24 and begin on the following notable dates: 08/08/16 (the day before Disney announced the acquisition of a 33% stake in BAMTech); 08/07/17 (the day before Disney announced the acquisition of an additional 42% stake in BAMTech, resulting in majority ownership of 75%); 12/13/17 (the day before Disney announced the acquisition of 21st Century Fox); 03/19/19 (the day before the closing of the 21st Century Fox acquisition); 11/11/2019 (day before the launch of Disney+); 02/08/23 (the day before Disney's Q1 2023 earnings release, in which it announced the start of a "significant transformation").

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Disney's Claim[1]	Trian's Response
Michael Froman and Maria Elena Lagomasino	
"As the global economy confronts fundamental questions around integration, globalization and decoupling, Mr. Froman provides the Board key insights and context about key [global] issues..." (Page 33)	• According to Disney's own proxy statement, every single director has "global business" experience. It is not clear to us why Mr. Froman's "global" perspectives are unique or why his particular experience would be missed.
"[Ms. Lagomasino] [s]pearheads efforts, as Chair of the Compensation Committee, to incorporate shareholder feedback into compensation strategy and planning, ensuring executive compensation is aligned with the achievement of Disney's key financial and strategic goals" (Page 34)	• Just because Disney's compensation program incorporates financial metrics does not mean that compensation is aligned with performance. • Disney's executives have been paid over $1 billion over the last ten years despite significant fundamental and stock price underperformance. Bonus payouts have exceeded 100% of target for 10 of the last 11 years (the only year payouts didn't exceed 100% was 2020 due to the COVID-19 pandemic).[38] • In 2023, Disney's executives were awarded $83 million despite negative TSR; there was a 103% payout on Disney's ROIC test for earning returns well below Disney's cost of capital, and a 99% payout on financial performance despite the fact that Disney missed consensus estimates.[39]

[38] Source: SEC filings, FactSet. TSR measured from Disney's FY 2013 ended 09/28/13 through FY 2023 09/30/23.
[39] Source: SEC filings, FactSet. TSR measured from Disney's FY 2013 ended 09/28/13 through FY 2023 ended 09/30/23. Disney's FY 2023 ROIC target was 5.7% vs. estimated WACC of ~9%. Disney's reported revenue, segment EBIT and adjusted EPS for FY 2023 each missed consensus estimates as of the beginning of FY 2023.

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Disney's Claim[1]	Trian's Response
	Michael Froman and Maria Elena Lagomasino
"[Ms. Lagomasino] [h]as consistently increased support for Disney's say-on-pay proposal in every year since she became Chair of the Compensation Committee in 2019." (Page 34)	• Since Ms. Lagomasino became Chair of the Compensation Committee, Disney's say-on-pay votes have averaged just 73%, which ranks in the bottom 10% of all S&P 500 companies.[40] • Despite Disney's "improvement," its say-on-pay approval percentages have been below the S&P 500 median every year since Ms. Lagomasino became Chair of the Compensation Committee.[41] • In our view, the fact that Disney's Board seems satisfied with this track record underscores why change is needed. We believe shareholders should insist on better governance and oversight.

[40] Source: FactSet. Data refers to Say-on-Pay votes at S&P 500 companies from January 1, 2020 to December 31, 2023. Votes calculated as: For/(For + Against + Abstain).
[41] Source: FactSet. Data refers to Say-on-Pay votes at S&P 500 companies from January 1, 2020 to December 31, 2023. Votes calculated as: For/(For + Against + Abstain).

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Disney's Claim[1]	Trian's Response
Nelson Peltz and Jay Rasulo	
"[Nelson has n]o media expertise..." (Page 35) *"[Nelson] Peltz doesn't understand the challenges Disney is facing." (Page 40)* *"[Nelson] Peltz doesn't understand media." (Page 41)*	• According to Disney's own proxy statement, only two of Disney's non-management directors have any media and entertainment experience. This does not seem to be a prerequisite for joining Disney's Board. • While Nelson doesn't profess to be a media and entertainment expert, he does have experience in these areas. He has served as a director of a multi-billion-dollar entertainment company, MSG Sports, for eight years, and at MSG Co. before the company's split. • Nelson has worked with numerous consumer-facing, global brands – iconic companies like Procter & Gamble, Heinz, Unilever, Mondelēz and Wendy's that had lost their way. • In each of those cases, Nelson and Trian helped drive lasting, positive change by addressing many of the same issues that plague Disney today.[42]
"At Disney, Bob Iger – not Jay Rasulo – was the driver of the company's strategy and value creation" (Page 35) *"[Jay] Rasulo did not drive strategy at Disney" (Rebuttal Deck, Page 10)*	• If Mr. Iger is intent on claiming sole credit for the Company's success during Jay's tenure, that is his prerogative, but that is not Jay's style. He recognizes that Disney is only able to delight consumers through the hard work of thousands of people working together towards a common goal. • Jay worked with Mr. Iger side-by-side for five years. They had a very close and productive partnership and created substantial value for shareholders – together. • Again, this campaign is not about Mr. Iger. Trian is not opposing Mr. Iger's reelection or his continued role as CEO.

[42] Source: FactSet. Based on annualized absolute TSR performance at each company Nelson Peltz had a board seat on from five years prior to Trian's "involvement," defined as the first day it invested (or from five years prior including the legacy trading entity, in the case of Mondelēz and Wendy's) vs. from the first day Trian invested through 12/31/23 (or through a company's sale date related to an acquisition, in the case of Heinz). For detailed TSR data, see page 88 of the Trian White Paper.

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Disney's Claim[1]	Trian's Response
Nelson Peltz and Jay Rasulo	
"[Jay has delivered] exceptionally poor TSR as Lead Independent Director at iHeartMedia" (Page 35) *"iHeartMedia metrics are significantly down across the board" (Page 48)*	• Coming out of bankruptcy, iHeart had significant challenges. Jay was tapped to help oversee a transformation in iHeart's business model and to help best position it for success in an evolving industry, including by overseeing a proactive process that has prepared iHeartMedia for a leadership transition. • If Disney's directors believe that TSR during a director's tenure is the ultimate litmus test for whether they are an effective board member, they should note that Disney has underperformed its self-selected "Media Industry Peer Group" and the S&P 500 during the tenures of every single one of the incumbent directors other than those who joined the Board in 2024.[43]
"[Jay has [n]o further executive experience at any public company since leaving his role at Disney eight years ago... His perspectives are stale..." (Page 35)	• It's true that some aspects of Disney's business have changed, but most of Disney's core businesses – parks and resorts, film and TV studios, linear TV, and consumer products – are fundamentally the same businesses as when Jay left. • Many of Disney's challenges that Jay grappled with as CFO are the same ones that Disney faces today. • These are not new issues that only the current directors are equipped to deal with (and the Company's lack of progress in these areas is fundamentally problematic and why we're here); these are challenges Jay lived and breathed every day.

[43] "Media Industry Peers" consist of Alphabet, Amazon, Apple, Comcast, Meta, Netflix, Paramount, and Warner Bros. Discovery, as defined in the Disney Proxy Statement.

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18 Disney's Claim1 Trian's Response Nelson Peltz and Jay Rasulo "Jay Rasulo is? oblivious? [He] doesn't understand why Disney acquired 21st Century Fox ? He's stuck with legacy ?analog thinking'" (Page 42) ? First, we believe this kind of name-calling ? referring to a thirty-year Disney veteran as "oblivious" ? is unbecoming of any public company, let alone one as prominent and respected as Disney. Jay was the Company's CFO during its last string of successful years?to call him oblivious is disingenuous. ? Second, Disney might claim that the Fox deal was about streaming, but the fact is that two-thirds of Fox's EBITDA was generated from linear cable TV networks.44 ? Disney's content spend has doubled since the Fox deal, further demonstrating that Disney is not making the most of the Fox library and acquired IP.45 "Trian's succession planning has been poorly executed" (Rebuttal Deck, Page 10) ? This is yet another example of Disney seeking to de?ect attention from its own issues. ? Disney offers no evidence for this claim. ? The Company cites a Wall Street Journal article, but the article is clear that the transition was the culmination of a months-long process that resulted in two partners who have led more than 90% of Trian's investments since its inception being appointed co-CIOs. In our view, this is a far cry from Disney's own succession process. "[Jay] Rasulo did not drive succession planning at Disney ? He has no credible succession planning experience" (Rebuttal Deck, Page 10) ? At iHeartMedia, Jay serves as Chair of the Compensation Committee, which oversees succession planning. ? As part of its responsibilities, the committee develops and regularly reviews succession plans for both the CEO and other members of the senior leadership team on a regular basis. This includes both short-term planning in the event of a sudden departure and long-term planning. 44 Source: MoffettNathanson estimate, includes FX, National Geographic, and International Cable Channels, excludes RSNs. 45 Source: SEC ?lings. Disney's content spend increased from $13 billion in FY 2018 to a high of $30 billion in FY 2022 and $27 billion in FY 2023.

Disney's Claim[1]	Trian's Response
Nelson Peltz and Jay Rasulo	
"[Jay] Rasulo served on the board of Saban Capital Acquisition Corporation ("SCAC") from 2016-2019 ... SCAC failed to consummate a transaction" (Rebuttal Deck, Page 5)	• Disney conveniently overlooks the role Jay played in completing the Company's Lucasfilm and Marvel acquisitions.

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Disney's Claim[1]	Trian's Response
Trian's Initiatives	
"[Nelson's] only novel ideas demonstrate his lack of understanding of the media ecosystem" (Page 35) *"We already have in motion the vast majority of [Nelson] Peltz's 'suggestions'" (Page 40)* *"[Nelson] Peltz has no plan at all for Disney" (Page 41)* *"[Nelson] Peltz's 'suggestions' are dangerous, uninformed, and value-destructive" (Page 44)*	• Disney's characterizations of Trian's initiatives are jumbled and incoherent. • At various points in its presentation, Disney claims that Trian has no plan, an ill-informed plan, a "dangerous" plan or a plan that Disney is already executing. These statements cannot all be true at the same time. • The fact is that Trian has 30 pages worth of ideas in our white paper. • It is not the role of individual board members, or candidates for a board, to develop a business plan. That is the role of management.
"[Nelson] Peltz on the Board sends a message that creativity is being deprioritized in favor of financial engineering" (Page 44)	• Trian has never said that it wants to "deprioritize" creativity. This is a red herring. • To the contrary, Trian recognizes that Disney's flywheel spins fastest when Disney is producing exceptional content. Trian wants to reignite Disney's creative engine so that Disney can reclaim its leadership position at the box office and drive growth in other businesses like direct-to-consumer entertainment, Parks & Resorts and consumer products.
"Peltz's suggestion for a 'board-led creative review' process is value destructive ... bureaucracy doesn't drive box office or creative success" (Page 3)	• Trian has never been an advocate for more corporate bureaucracy. • That said, Disney seems to be implying that the Board should have no role in or oversight of the creative process. We disagree. • Disney's creative output powers the Company's entire commercial flywheel. The process and people involved in driving that output are proper subjects for Board oversight. That is especially true given the recent performance.

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Disney's Claim[1]	Trian's Response
Trian's Performance and Behavior	
"[Trian has a] [t]rack record of significant value destruction outside of the consumer packaged goods industry" (Page 35) *"[Nelson] Peltz and his Trian colleagues chronically underdeliver on boards" (Page 49)*	• This is untrue. • Disney mischaracterizes Trian's performance based on some flawed math, which we describe in detail in our white paper. • The TSR results of Trian portfolio companies where Nelson Peltz served on the board have been powerful: +17% annualized absolute TSR from Trian's involvement through year-end 2023, exceeding the S&P 500 by more than 500 bps.[46]

[46] Source: FactSet. Represents the average annualized Total Shareholder Return ("TSR") performance at each company (or each investment, in the case of Legg Mason) Nelson Peltz had a board seat on from 5 years prior to Trian's "involvement" defined as the first day it invested (or from the first trading day, in the case of Janus Henderson, or from 5 years prior including the legacy trading entity, in the case of Mondelēz and Wendy's) vs. from the first day Trian invested through 12/31/23 (or through a company's sale date related to an acquisition, in the case of Legg Mason and H.J. Heinz). The TSR information shown above does not represent, and should not be construed as describing, the performance of any funds, investment vehicles or accounts managed by Trian. Past TSR performance is not indicative of future TSR performance. Although Trian believes that the changes or improvements for certain companies identified herein were attributable in significant part to the cumulative effects of the implementation of operational and strategic initiatives during the period of Nelson's and Trian's active involvement, there is no objective method to confirm what portion of such growth was attributable to Nelson's and Trian's efforts and what may have been attributable to other factors. The TSR information shown above does not represent, and should not be construed as describing, the performance of any funds, investment vehicles or accounts managed by Trian. Past TSR performance is not indicative of future TSR performance.

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22 Disney's Claim1 Trian's Response Trian's Performance and Behavior "[Trian] [c]reates maximum disruption to ensure demands are met, which would be a destabilizing distraction when Disney needs total focus on execution" (Page 35) "[Nelson] Peltz? would create a signi?cant distraction and waste time and resources" (Page 44) ? We have heard this argument many times before ? at Heinz, P&G, DuPont and other companies. It is a common scare tactic used by companies in proxy contests. ? Time and time again, we have demonstrated our ability to work constructively with directors and executives, even after contentious proxy contests. CEOs that warned shareholders of Trian's potential "disruption" during proxy contests have ultimately praised us for our collaboration and contributions.47 ? To demonstrate our ability to work collaboratively in the boardroom, we provided Disney with a list of references ? current and former executives and directors at major companies with whom we have worked. To our knowledge, Disney did not call a single one of these references. ? The New York Times interviewed a dozen former executives at companies in which Nelson and Trian have invested, and all said we have bolstered results.48 "In previous Board experience, [Trian] was known to establish ?shadow management teams' committed to advancing Trian's agenda." (Page 35) ? Nelson is not part of a "shadow management team." He is an informed and engaged director. The fact that Disney thinks this is something to be feared demonstrates, in our view, how desperate this Board and leadership team are to avoid accountability. ? Disney's Board should welcome the robust debate, tough questions and constructive engagement that a knowledgeable and committed director can bring. 47 See Trian White Paper at pages 27, 86 and 87. 48 Source: James Stewart, "What Must Nelson Peltz Do to Get Some Respect?" The New York Times, 03/16/24.

23 Disney's Claim1 Trian's Response Trian's Performance and Behavior "Trian's whitepaper was? partially plagiarized from other activist presentations" (Rebuttal Deck, Page 3) ? We believe accusing Trian of "plagiarism" is emblematic of Disney's mud-slinging, scorched-earth approach in this campaign. To the extent that our white paper bears any similarity to that of any other investor, it is because certain slide formats, charts, layouts and fonts have proven to be effective ways to communicate with shareholders?something we think Disney needs to improve upon. ? This is exactly the kind of charged, disingenuous rhetoric that Disney has been using for weeks to distract from the Company's own underperformance and the Board's poor oversight, which we believe underscores the need for change in the boardroom.

Disney's Claim[1]	Trian's Response
Stock Ownership	
"The [Disney] Board has 'skin in the game'" (Page 37)	• Disney's non-management directors are current and former CEOs of some of the largest companies in the world and have been paid hundreds of millions of dollars during their careers. Yet, collectively, they own only ~$15 million of Disney stock.[49] • Most of this stock was granted; only two non-management directors have purchased shares on the open market during their tenures.[50] • Mr. Iger has *sold* nearly all of his Disney stock – more than $1 billion – and currently holds approximately $20 million in Disney equity.[51] • The Trian Group's beneficial ownership is approximately 100x that of Disney's non-management directors.[52]
"Trian claims to be more invested than it is" (Page 37)	• Excluding the shares which Ike Perlmutter entrusted to Trian, Trian owns over $750 million of Disney shares – ~43x more than all of Disney's non-management directors combined, and ~19x more than the entire Board.[53] • If Disney does not consider this to be a meaningful investment, then we are not sure how it can claim that its own directors have "skin in the game." • The entirety of the Trian Group's stake is beneficially owned by Trian. As is the case with any arrangement an investment manager or asset manager has with its investors: the underlying investors (i.e., partners) are the ultimate beneficiaries of the stock owned in a fund.

[49] Source: Disney Proxy Statement.
[50] Source: FactSet.
[51] Source: SEC filings, FactSet. Mr. Iger stock sold represents the cumulative net value of Disney shares sold since 2005 based on Form 4 filings and the Disney Proxy Statement. Mr. Iger's current equity stake represents the market value of Disney shares, as reported in the Disney Proxy Statement, based on Disney's share price at close of business on January 26, 2024.
[52] Source: Trian 2024 Proxy Statement, filed with the SEC on 02/01/24 (the "Trian Proxy Statement").
[53] Source: Disney and Trian Proxy Statements.

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25 Disney's Claim1 Trian's Response Stock Ownership "Trian? sold ~534k shares from Sep 2023 to Dec 2023 in the middle of the proxy ?ght" (Page 37) ? This was a one-time sale that was executed in connection with the wind-down of certain investment vehicles approaching the end of their life. ? Trian has been a net buyer of Disney stock over the last 12 months, and Disney is one of the largest positions in Trian's portfolio.

Disney's Claim[1]	Trian's Response
Trian's Motivations for Its Campaign	
"[Ike] Perlmutter's fraught history with Bob Iger appears to have driven his collaboration with [Nelson] Peltz" (Page 45) *"[Ike] Perlmutter's oversight of Marvel's studio was severed in 2015 due to his ongoing antagonization of the creative team" (Page 45)* *"Trian has said little about the role and influence of [Ike] Perlmutter" (Rebuttal Deck, Page 11)*	• This is another red herring from Disney. • Trian has said little about Ike's role and influence because it is irrelevant. This proxy contest has absolutely nothing to do with Ike. Ike will not be in the boardroom, nor is he seeking to get there, nor will he influence the fiduciary responsibilities of our candidates. • Ike owns more than $2.5 billion of Disney stock;[54] he, like all shareholders, wants Disney to improve and create value. • Ike entrusted his Disney shares to Trian because he believes Trian is best positioned to help the Company's leadership navigate Disney's challenges and opportunities and generate enhanced value for all of Disney's shareholders. • Nelson Peltz has been on more than a dozen boards. He is not here to serve Ike or any other particular shareholder; he is here to make money for all shareholders, like he has done in the past.
"[Jay] Rasulo resigned after not being appointed Disney COO in 2015" (Page 45)	• Jay is happily retired from executive roles and has no interest in a management position at Disney. • He worked alongside Mr. Iger for 10 years and had a productive, collaborative partnership; there is no ill will towards Mr. Iger. Even after he retired as CFO, Jay continued to serve as an advisor to Mr. Iger, suggesting that Mr. Iger valued his perspectives and experience. • Having spent more than 30 years at Disney, Jay loves the Company and wants to see it succeed.

[54] Ike Perlmutter beneficially owns 25,569,059 Disney shares worth more than $2.5 billion, as further detailed in the Trian Proxy Statement. Market value based on Disney's share price at close of business on March 15, 2024.

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Disney's Claim[1]	Trian's Response
Trian's Motivations for Its Campaign	
"[Nelson] Peltz has a history of firing CEOs to insert 'his person' – Iger being pushed out by [Nelson] or [Ike] would be value destructive for shareholders" (Rebuttal Deck, Page 13)	• Trian is not seeking to remove Mr. Iger as CEO, and this fight is not about Mr. Iger. • Disney does not present any support for its claim that Nelson has a history of firing CEOs and inserting "his person." • Presumably, however, Disney is referring to the fact that Nelson has helped oversee more than ten CEO succession processes. Accordingly, we believe there are few directors in corporate America that are better qualified than Nelson to oversee Mr. Iger's succession when his contract expires in 2026.

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28 Disney's Claim1 Trian's Response Disney's Engagement with Trian "[Disney has offered] >20 meaningful interactions since February 2023" (Page 46) ? We do not know where this number comes from or why Disney keeps repeating it. Disney's own proxy statement lists only 11 interactions, the vast majority of which were just procedural or scheduling emails or short calls.55 ? In our view, the fact that Disney refers to these as "meaningful" interactions says a lot about this Board's attitude towards its shareholders. "[Disney offered] 3 meetings with the Board" (Page 46) ? The ?rst time Trian met with the Board in early 2023, we were given only 45 minutes during a virtual meeting, and none of the non-management directors asked a single question. We did not think that was a productive meeting. It certainly did not seem that the Board was interested in our perspective. ? Seemingly to create a record, Disney then offered to meet with us after it rejected our candidates; frankly, we did not believe this would be productive. "[Disney offered an] [i]nformation sharing agreement and quarterly meetings with [the] Board" (Page 46) ? Under this agreement, Disney would not even have had an obligation to hear our ideas, and it certainly would not have to debate them. 55 Source: Disney Proxy Statement.

29 Disclaimer Except as otherwise set forth in these materials, the views expressed herein re?ect the opinions of Trian Fund Management, L.P. and its affiliates ("Trian"), and are based on publicly available information with respect to The Walt Disney Company (the "Company"). Trian recognizes that there may be con?dential information in the possession of the Company that could lead it or others to disagree with Trian's conclusions. Trian reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such change, except as required by law. Trian disclaims any obligation to update the information or opinions contained herein, except as required by law. For the avoidance of doubt, these materials are not affiliated with or endorsed by the Company. These materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security nor as a recommendation to purchase or sell any security. Funds, investment vehicles, and accounts managed by Trian currently bene?cially own shares of the Company. These funds, investment vehicles, and accounts are in the business of trading ? buying and selling ? securities and intend to continue trading in the securities of the Company. You should assume such funds may from time to time sell all or a portion of their holdings of the Company in open market transactions or otherwise, buy additional shares (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls, swaps or other derivative instruments relating to such shares. These materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "could," "opportunity," "estimate," "plan," "once again," "achieve," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of these materials and involve risks, uncertainties and other factors that may cause actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Trian. The estimates, projections and potential impact of the opportunities identi?ed by Trian herein are based on assumptions that Trian believes to be reasonable as of the date hereof, but there can be no assurance or guarantee (i) that any of the proposed actions set forth herein will be completed, (ii) that the actual results or performance of the Company will not differ, and such differences may be material, or (iii) that any of the assumptions provided herein are accurate.